Form of Plan for Payment of Certain Expenses
                             for Distribution and/or
                        Shareholder Servicing Assistance

                         money market Xpress fund Shares

                  The following Plan is adopted pursuant to Section 12(b) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 12b-1 thereunder with respect to the money market Xpress fund Shares (the "Xpress Shares"), a class of shares of the Cortland General Money Market Fund, a series of Cortland Trust, Inc., a Maryland corporation (the "Company"), an open-end diversified management investment company registered under the 1940 Act.

                  1. Certain Payments Authorized.

                  (a) The Company, on behalf of the Xpress Shares, is authorized to make payments to Spears, Leeds & Kellog, other securities dealers and institutions (collectively, "Service Agents") for shareholder servicing assistance and distribution services for the Shares pursuant to a Domestic Proprietary Class Sub-Distribution and Service Agreement in substantially the form of Exhibit A hereto.

                  (b) The schedule of fees to Service Agents and the basis upon which such fees will be paid shall be determined from time to time by Reich & Tang Distributors Inc. ("R&T"), subject to the limitations below. The aggregate amount of all fees payable by the Company on behalf of Xpress Shares to Servicing Agents in any fiscal year of the Company shall not exceed 0.25% of the aggregate average daily net assets of the Xpress Shares on an annual basis for such fiscal year. The Company shall also pay to R&T a monthly fee at an annual rate of 0.25% of the aggregate average daily net assets of Xpress Shares. R&T may pay all or a portion of the fee it receives from the Xpress Shares to Service Agents or to apply such amounts to the purposes set forth in paragraph 1(c) hereof.

                  (c) R&T may also make payments to Service Agents out of the fee paid to R&T pursuant to paragraph 1(b) hereof, out of R&T's past profits or from any other source available to R&T. R&T may also pay for the printing and distributing of prospectuses and statements of additional information (including those prospectuses and statements of additional information distributed to shareholders of the Xpress Shares and any promotional or sales literature used by R&T or furnished by R&T to investors or Service Agents, the expenses of advertising and all legal expenses in connection with the foregoing. R&T may also pay Service Agents for opening and servicing any convenience accounts and for processing account application forms for any debit or credit cards, check redemption authorizations, travel insurance applications and other services provided to any convenience account participants.

                  2. Reports. Quarterly, in each year that this Plan remains in effect, R&T shall prepare and furnish to the Board of Directors of the Company (the "Board") a written report, complying with the requirements of Rule 12b-1, setting forth the amounts expended under the Plan and purposes for which such expenditures were made.
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                  3. Term. This Plan shall remain in effect for one year from its effective date and may be continued thereafter if this Plan and all related agreements are approved at least annually by a majority vote of the Board, including a majority of the "Qualified Directors" (the Directors of the Company who are not interested persons (as defined in Section 2(a)(19) of the 1940 Act) of the Company and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan), cast in person at a meeting called for the purpose of voting on such Plan and agreements. This Plan may not be amended in order to increase materially the amount to be spent hereunder without shareholder approval in accordance with Section 3 hereof. All material amendments to this Plan must be approved by a vote of the Board, and of the Qualified Directors, cast in person at a meeting called for the purpose of voting thereon.

                  4. Termination. This Plan may be terminated at any time by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Xpress Shares.

                  5. Nomination of Independent Directors. While this Plan is in effect, the selection and nomination of the Directors of the Company who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Company shall be committed to the discretion of the Qualified Directors then in office.

                  6. Miscellaneous.

                  (a) All agreements with any Service Agent relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 5 hereof.

                  (b) The adoption of this Plan does not constitute any acknowledgement by either the Company or R&T that the payments to be made pursuant to the Plan constitute payments for distribution assistance or that the adoption of a plan pursuant to Rule 12b-1 is required in order for such payments to be made.

Adopted: June 10, 2004